

June 29, 2012

Via E-mail
Ms. Jacqualyn A. Fouse
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: **Celgene Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 22, 2012
            Form 8-K Dated April 26, 2012
            Filed April 26, 2012
            File No. 001-34912

Dear Ms. Fouse:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by amending the above filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or that an amendment is required, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing any amendment and information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources
Analysis of Cash Flows
Accounts Receivable, net, page 66

1. It appears that your days sales in accounts receivable has increased from 59 days at the end of 2010 to 66 days at the end of 2011. Please tell us the cause of the increase and your consideration for providing disclosure of the effect and reasonably possible expected effect on your financial condition, results of operations and cash flows.

Item 9A. Controls and Procedures, page 146

2. Please tell us whether you changed your internal control over financial reporting during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If so, please amend your filing to disclose the change as required by Item 307(c) of Regulation S-K. If not, please represent to us that you will disclose in future Forms 10-K that you had no such changes consistent with the disclosure you provide in your March 31, 2012 Form 10-Q.

Signatures, page 157

3. Please amend your filing to include the signature of your Principal Accounting Officer or Controller. Alternatively, if any individual who has already signed the Form 10-K also holds the position of Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in his or her capacity as Principal Accounting Officer or Controller on the signature page in future filings, as appropriate.

Form 8-K Dated April 26, 2012
Exhibit 99.1

4. You start your earnings release with bullet point highlights of various non-GAAP performance measures. Please confirm to us that, in future earnings releases, you will balance these non-GAAP performance measures with a discussion of the most comparable GAAP measure. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments on the financial statements or related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623 with questions on comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant